EXHIBIT 99.3

Campbells
Registered Foreign Law Firm
1301, 13/F, York House
The Landmark
15 Queen’s Road Central
Hong Kong
Blue Hat Interactive Entertainment Technology Campbells Corporate Services Limited Floor 4, Willow House, Cricket Square Grand Cayman KY1-9010 Cayman Islands
D +852 3708 3020
T +852 3708 3000
F +852 3706 5408
E jnip@campbellslegal.com

campbellslegal.com

Our Ref: 15509-33259
Your Ref:
12 July 2022
CAYMAN | BVI | HONG KONG
Dear Sirs

Blue Hat Interactive Entertainment Technology

We have acted as the Cayman Islands counsel for Blue Hat Interactive Entertainment Technology (the “Company”), in connection with the issue and offering by the Company (the “Offering”) from time to time of an aggregate of 1,000,000 ordinary shares of the Company, par value US$0.01 per share (the “Ordinary Shares”) pursuant to the Document (as defined below), with the Ordinary Shares being issued and offered pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-249056) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission in the United States (the “Commission”) on September 25, 2020 and the accompanying Prospectus Supplement relating to the Ordinary Shares filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”) , on 12 July 2022 (the “Prospectus Supplement”).

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents and such other documents or instruments as we deemed necessary:

1.1	A copy of the Certificate of Incorporation dated 13 June 2018;

1.2	A copy of the register of directors of the Company;

1.3	A copy of the second amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 10 May 2022 (the “M&A”);

1.4	A copy of the Certificate of Good Standing dated 17 June 2022, issued by the Registrar of Companies in the Cayman Islands (the “Certificate of Good Standing”);

1.5	A copy of the Certificate of Incumbency in respect of the Company issued by the registered office provider of the Company dated 21 June 2022;

1.6	A copy of written resolutions of the Directors of the Company dated 11 July 2022 ( the “Resolutions”);

Resident Hong Kong Partners: Shaun Folpp (British Virgin Islands) and Jenny Nip (England and Wales)

Non-Resident Hong Kong Partner: Robert Searle (Cayman Islands)

Cayman Islands and British Virgin Islands

1.7	A copy of the securities purchase agreement dated 11 July 2022 entered into by the Company and Blackhorse Capital Co., Ltd (the “SPA”);

1.8	A copy of the securities purchase agreement dated 11 July 2022 entered into by the Company and Gold bull Capital Co., Ltd (together with the SPA, the “Documents”); and

1.9	A copy of the Registration Statement and of the Prospectus Supplement.

2	Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Certificate of Good Standing. We have also relied upon the following assumptions, and the assumptions set out in Schedule 1 hereto, which we have not independently verified:

2.1	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.2	All signatures, initials and seals are genuine.

2.3	There is no contractual or other prohibition (other than as arising under Cayman Islands law) binding on the Company prohibiting it from entering into and performing its obligations under the Document.

3	Opinions

Based only on the foregoing and relying upon the Assumptions (as defined in Schedule 1) and subject to the reservations and Qualifications (as defined in Schedule 2), we are of the opinion that:

(i)	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands; and

(ii)	The Ordinary Shares, when issued in accordance with the terms of the Documents and Resolutions, and when issued and paid for in accordance with the M&A, the Resolutions and the terms of the Documents for the consideration expressed therein, and the name of the holders being entered, in respect of such shares, into the register of members of the Company, will be validly issued, fully paid and non-assessable.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement filed with the Commission and to the use of our name under the caption “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under section 7 of the Securities Act, or the rules and Regulations of the Commission thereunder. This opinion may not be used, circulated or otherwise referred to for any purpose other than as set out herein.

Yours faithfully

Campbells

Schedule 1

Assumptions

1.	The genuineness, validity and effectiveness of all signatures and seals, the authenticity of all documents submitted to us as originals, the conformity of all draft documents provided to us to their originals or, as the case may be, to the final form of the originals and, where we have been provided with successive drafts of a document marked to show changes to a previous draft, that any markings showing revisions or amendments to such document are correct and complete;

2.	That the copies produced to us of minutes of meetings and/or of resolutions are true copies and correctly record the proceedings of such meetings and/or the subject matter which they propose to record and that all factual statements therein contained are true and correct and that any meetings referred to in such copies were duly convened and held and that all resolutions set out in such copy minutes or resolutions were duly passed and are in full force and effect and have not been revoked or rescinded and that all statements made in the Directors’ Resolutions and any certificates and documents on which we have expressed reliance are true and correct;

3.	That, in accordance with all applicable laws the Document has been or, as the case may be, will be validly authorised, duly executed and unconditionally delivered by or on behalf of all the respective parties thereto in accordance with all relevant laws, and that such execution and delivery, and the performance of the obligations therein contained is within the capacity and powers of, and will constitute the legal, valid, binding and enforceable obligations of the respective parties thereto in accordance with its terms excepting the Company as regards the laws of the Cayman Islands only;

4.	That the choice of the laws of the jurisdiction selected to govern the Document has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all other relevant jurisdictions (other than the Cayman Islands);

5.	That the statutory registers of directors and officers, members, mortgages and charges and the minute book of the Company are true, complete, accurate and up to date;

6.	That the Company has not passed any resolutions purporting to alter its memorandum or articles of association and that there has been no event, occurrence or other circumstance that would cause the commencement of the winding up and dissolution of the Company in accordance with memorandum and articles of association of the Company and/or the Companies Act (as revised) of the Cayman Islands;

7.	The Document has not been amended, varied, supplemented or terminated since its execution;

8.	The M&A reviewed by us are the memorandum and articles of association of the Company in force at the date hereof. That the Company has not passed any resolutions purporting to alter the M&A which becomes effective prior to the closing of the Offering and that there has been no event, occurrence or other circumstance that would cause the commencement of the winding up and dissolution of the Company in accordance with the M&A and/or the Companies Act (as revised) of the Cayman Islands;

8.	The accuracy of all representations, warranties and covenants as to factual matters made or to be made (as the case may be) by the parties to the Document;

9.	That the Company is or will be able to pay its debts as they fall due before, at the time of and immediately following execution of the Document, that the Company entered or will enter into the transactions contemplated by the Document for proper value and not with an intention to defraud or hinder its creditors or by way of fraudulent preference and that such transactions are in the commercial interest of the Company and that the directors of the Company have acted bona fide in the best interest of the Company in connection with the transactions contemplated by the Document;

10.	There are no other records of the Company, agreements, documents or arrangements which restrict the powers and authority of the directors of the Company in any way or which would affect any opinion given herein;

11.	That no sovereign or any agency or department of any sovereign body has any interest in the shares of the Company, direct or indirect, and the Company has not entered into any of the transactions contemplated in this opinion pursuant to any sovereign action or authority;

12.	None of the parties to the Document is a person, political faction or body resident in or constituted under the laws of any country currently the subject of United Nations sanctions extended to the Cayman Islands by the Order of Her Majesty in Council;

13.	The Company is not a relevant entity carrying out a relevant activity under the International Tax Co- operation (Economic Substance) Act, 2018 and accordingly is not required to satisfy the economic substance test in relation to that relevant activity and comply with annual notification and reporting requirements;

14.	The Company is not the subject of legal, arbitral, administrative or other proceedings in any jurisdiction. Nor have the directors or shareholders of the Company taken any steps to have the Company struck off or placed in liquidation, nor have any steps been taken to wind up the Company. Nor has any receiver been appointed over any of the Company’s property or assets; and

15.	The Company is not a central bank, monetary authority or other sovereign entity of any state and is not a subsidiary, direct or indirect, of any sovereign entity or state.

Schedule 2

Qualifications

The opinions hereinbefore given are subject to the following qualifications (“Qualifications”):

1.	Except as specifically stated herein, we make no comment with regard to warranties or representations that may be made by or with respect to the Company in the Document or instruments cited in this opinion letter or otherwise with respect to the commercial terms of the transactions the subject of this opinion letter.

2.	The term “enforceable” as used above means that the obligations assumed by the Company under the Document are of a type which, if governed by the laws of the Cayman Islands, the Courts of the Cayman Islands would enforce. It does not mean that those obligations would necessarily be enforced in all circumstances in accordance with their terms. In particular:

(i)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation and other laws of general application relating to or affecting rights of creditors;

(ii)	enforcement may be limited by general principles of equity, for example, equitable remedies may not be available where damages are considered to be an adequate remedy;

(iii)	claims may become barred under statutes of limitation or may be or become subject to defences of set-off and counterclaim;

(iv)	where obligations are performed in, or their validity or enforceability may fail to be determined in accordance with the laws of, a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that such performance would be illegal or contrary to public policy under the laws of that jurisdiction; and

(v)	an award of the Courts of the Cayman Islands may be required to be made in Cayman Islands Dollars although it is possible that the Courts of the Cayman Islands may make an award in the designated currency of the obligation in question on the basis of common law authority which, technically speaking, is persuasive but not binding authority in the Cayman Islands. With respect to winding up proceedings, Cayman Islands’ law may require that all claims or debts are converted either into Cayman Islands dollars or the Company’s functional currency of account at the exchange rate ruling at the date of commencement of the winding up; currency indemnity provisions have not, so far as we are aware, been tested in the Courts of the Cayman Islands.

3.	In the event that any document is executed in or brought within the jurisdiction of the Cayman Islands, (e.g., for the purposes of enforcement or obtaining payment) stamp duty of not more than CI$500.00 will be payable on each of the originals thereof and any counterparts. Subject thereto, stamp duty in respect of any document will be payable within forty five (45) days of execution or receipt in the Cayman Islands. Failure to comply with the provisions of the Stamp Duty Act 1973 (as revised) of the Cayman Islands may result in the Document being rejected as evidence in a Court of the Cayman Islands, a penalty being imposed for late, non or insufficient stamping and could also, although it is unlikely to, result in fines and/or criminal proceedings.

4.	The Courts of the Cayman Islands will use their discretion in determining whether or not to exercise jurisdiction over any particular matter brought before them having regard to all the circumstances prevailing at the time and, may, whenever it is necessary to prevent injustice, stay or strike out an action or other proceedings or restrain the institution or continuance of proceedings in foreign courts or the enforcement of foreign judgements.

5.	We neither express nor imply any opinion as to any representation or warranty given or to be given by the Company in the Document as to its capability (financial or otherwise) to undertake the obligations assumed by it under the Document.

6.	The mode of service of process in respect of any Cayman Islands proceedings should conform with the local court rules (which require personal service) and, consequently, reliance should not be placed upon any contractual provision purporting to enable service of process by any other method e.g. registered or certified mail.

7.	The terms of an agreement under hand may be varied by oral or written agreement of, or the conduct of, the parties.

8.	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands and/or restrictive measures adopted by the European Union Council for Common Foreign and Security Policy extended to the Cayman Islands by the Order of Her Majesty in Council.

9.	As a matter of Cayman Islands law, the distinction between gross negligence and negligence is not clearly defined.

10.	Any provision of the Document purporting to impose obligations on or grant rights to a person who is not party to the Document (a “third party”) may not be enforceable by or against that third party.

11.	A provision purporting to enable the assignment or transfer of an obligation may only be effective upon the novation of such obligation.

12.	Depending on the nature of the illegality, invalidity or unenforceability in question, a provision providing for the severability of a provision held to be void, illegal or unenforceable might not be effective.

13.	The Courts of the Cayman Islands may refuse to give effect to a provision in respect of the costs of unsuccessful litigation brought before the Courts of the Cayman Islands or where a Court of the Cayman Islands has itself made an order for costs.

14.	The Courts of the Cayman Islands may refuse to give effect to a provision if it is established that any amount payable, thereunder, e.g. default interest, is a penalty and not a genuine pre-estimate of loss.

15.	The effectiveness of provisions exculpating a party from a liability or a duty otherwise owed may be limited by law and any provisions of the Document limiting or excluding the parties’ liability for acts or omissions may be subject to review by the Court.

16.	Our Opinion as to good standing is based solely upon receipt of the Certificate of Good Standing issued by the Registrar of Corporate Affairs. The Company shall be deemed to be in good standing under section 200A of the Companies Act (as revised) on the date of issue of the certificate if all fees and penalties under the Companies Act (as revised) have been paid and the Registrar of Corporate Affairs has no knowledge that the company is in default under the Companies Act.

17	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to the Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and for the purposes of the foregoing opinion as to the register of members of the Company, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for rectification of the register of members of the Company, but if such an applications were made in respect of the shares of the Company, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

18	Under the International Tax Co-operation (Economic Substance) Act, 2018, a Cayman Islands relevant entity carrying on a relevant activity is required to satisfy the economic substance test in relation to that relevant activity and comply with annual notification and reporting requirements.

19	The Court Register may not reveal whether any out of court appointment of a liquidator or a receiver has occurred. The Court Register may not constitute a complete record of the proceedings before the Grand Court as at the Search date including for the following reasons:

19.1	it may not reveal any documents filed subsequently to an originating process by which new causes of action and/or new parties are or may be added (including amended pleadings, counterclaims and third party notices) have been filed with the Grand Court;

19.2	it may not reveal any originating process (including a winding up petition) in respect of the Company in circumstances where the Court has prior to the issuance of such process ordered that such process upon issuance be anonymised (whether on a temporary basis or otherwise);

19.3	it may not be updated every day;

19.4	documents may have been removed from it, or may not have been placed on it, where an order has been made to that effect in a particular cause or matter; and

19.5	it may not reveal any orders made ex parte on an urgent basis where the originating process is issued subsequently pursuant to an undertaking given to the Court at the time the order is made.